UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                          ALLIED WASTE INDUSTRIES, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019589308

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Ivy Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 18, 2003

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 20 pages)

                                  SCHEDULE 13D

--------------------------------------                     ---------------------
CUSIP No.  019589308                                       Page 2 of 20 Pages
--------------------------------------                     ---------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Credit Suisse First Boston, on behalf of the Credit Suisse
                        First Boston business unit
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  Not applicable

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)                                       |X|
                                                                            |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland

------------------------- ---------- -------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        See Item 5.
        OWNED BY
          EACH            ---------- -------------------------------------------
       REPORTING              8       SHARED VOTING POWER
         PERSON
          WITH                            See Item 5.

                          ---------- -------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                          See Item 5.

                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          See Item 5.

------------ -------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See Item 5.

------------ -------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                                          |_|

------------ -------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  See Item 5.

------------ -------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

                  BK, HC

------------ -------------------------------------------------------------------

This Amendment No. 4 amends and supplements the Report on Schedule 13D, originally filed on August 10, 1999 and subsequently amended on January 29, 2001, March 19, 2003 and August 4, 2003 (the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Allied Waste Industries, Inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.       Identity and Background.
              -----------------------

Item 2 is amended and supplemented by inserting the following after the last paragraph of Item 2 of the Schedule 13D:

         "On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

         Under the terms of the Global Settlement:

                    o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five-year period.

                    o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

                    o CSFB LLC is permanently restrained and enjoined from
                      violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472,
                      and 476.

         Other Wall Street firms were subject to similar requirements."

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended as follows:

(i) by deleting the third through fifth paragraphs and replacing them with the following:

         "As of the date of this Amendment No. 4, Partners II, Partners II-A, Millennium, Millennium-A, EAB, Offshore II, Diversified, Diversified-A, ESC, ESC II and Funding II directly hold among themselves (pursuant to a Third Amended and Restated Shareholders Agreement dated December 18, 2003, filed as an exhibit to the Schedule 13D) 11,784,825 shares of Common Stock, and have the shared power to vote and direct the disposition of all such Common Stock, in accordance with the relationships described in Item 2. Such 11,784,825 shares of Common Stock are allocated among the DLJ Funds as follows:

                 DLJMB Funding II, Inc.                              1,010,854
                 DLJ Merchant Banking Partners II, L.P.              7,656,766
                 DLJ Merchant Banking Partners II-A, L.P.              304,980
                 DLJ Diversified Partners, L.P.                        447,636
                 DLJ Diversified Partners-A, L.P.                      166,192
                 DLJ Millennium Partners, L.P.                         123,760
                 DLJ Millennium Partners-A, L.P.                        24,199
                 DLJ First ESC, L.P.                                    14,697
                 DLJ Offshore Partners II, C.V.                        376,473
                 DLJ EAB Partners, L.P.                                 34,366
                 DLJ ESC II, L.P.                                    1,624,902


         In addition, in the ordinary course of the Reporting Person's business, CSFB LLC directly holds approximately 374,119 shares of Common Stock and 529,214 shares of Series C Mandatory Convertible Preferred Stock, par value $0.10 at $50 per share (the "Series C Preferred Stock"), in proprietary trading and investment accounts. The Series C Preferred Stock is convertible into Common Stock at any time prior to April 1, 2006 at the option of the holder at a conversion rate of 4.94 shares of Common Stock per share of Series C Preferred Stock.

         As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly approximately 14,773,261 shares of Common Stock, representing 7.04% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of November 3, 2003 as reported on the Company's quarterly report on Form 10-Q for the period ended September 30, 2003."

The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

         "On December 18, 2003, the DLJ Funds completed the exchange of 106,650 shares of Preferred Stock for 11,784,825 shares of Common Stock."

Item 7.           Material to be filed as Exhibits.

Exhibit 4: Third Amended and Restated Shareholders Agreement, dated December 18, 2003, among Allied, the DLJ Funds, Greenwich Street, Apollo and Blackstone.

Exhibit 5: Second Amended and Restated Registration Rights Agreement, dated December 18, 2003, among Allied, the DLJ Funds, Greenwich Street, Apollo and Blackstone.

                                   SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 23, 2003

                                           Credit Suisse First Boston,
                                           acting solely on behalf of
                                           the Credit Suisse First
                                           Boston business unit.

                                           By:    /s/ Ivy Dodes
                                                 ------------------------------
                                                 Name: Ivy Dodes
                                                 Title:   Managing Director

                                  SCHEDULE A-1
                   EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
John J. Mack                  Eleven Madison Avenue               Chief Executive Officer, Chairman             United States
                              New York, NY 10010 USA

Christopher Carter            Eleven Madison Avenue               Chairman of Europe                            Great Britain
                              New York, NY 10010 USA

Brady W. Dougan               Eleven Madison Avenue               Co-President, Institutional Securities        United States
                              New York, NY 10010 USA

Stephen R. Volk               Eleven Madison Avenue               Chairman of CSFB                              United States
                              New York, NY 10010 USA

Thomas R. Nides               Eleven Madison Avenue               Chief Administrative Officer                  United States
                              New York, NY 10010 USA

Hector W. Sants               One Cabot Square London,            Chief Executive Officer and Assistant Vice    Great Britain
                              England Chairman of European
                                Region

Richard E. Thornburgh         Eleven Madison Avenue               Chief Risk Officer of Credit Suisse Group     United States
                              New York, NY 10010 USA

Adebayo Ogunlesi              Eleven Madison Avenue               Global Head of Investment Banking             Nigeria
                              New York, NY 10010 USA

Eileen K. Murray              Eleven Madison Avenue               Head of Global Technology, Operations and     United States
                              New York, NY 10010 USA              Product Control

Brian Finn                    Eleven Madison Avenue               Member of CSFB Office of the Chairman         United States
                              New York, NY 10010 USA

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
Gary G. Lynch                 Eleven Madison Avenue               Global General Counsel and Vice Chairman to   United States
                              New York, NY 10010 USA              Oversee Research and Legal and Compliance
                                                                  Departments

Paul Calello                  Eleven Madison Avenue               Chairman and Chief Executive Officer of the   United States
                              New York, NY 10010 USA              Asia-Pacific Region

Michael Clark                 Eleven Madison Avenue               Co-Head of the Equity Division                United States
                              New York, NY 10010 USA

Bennett J. Goodman            Eleven Madison Avenue               Chairman of Merchant Banking and Leverage     United States
                              New York, NY 10010 USA              Finance

James P. Healy                Eleven Madison Avenue               Co-Head of the Fixed Income Division          United States
                              New York, NY 10010 USA

James E. Kreitman             Eleven Madison Avenue               Co-Head of the Equity Division                United States
                              New York, NY 10010 USA

Jerry Wood                    Eleven Madison Avenue               Co-Head of the Fixed Income Division          United States
                              New York, NY 10010 USA

Barbara A. Yastine            Eleven Madison Avenue               Chief Financial Officer                       United States
                              New York, NY 10010 USA

John A. Ehinger (Tony)        Eleven Madison Avenue               Co-Head of the Equity Division                United States
                              New York, NY 10010 USA

Michael Kenneally             Eleven Madison Avenue               Global Chief Executive Officer of CSAM        United States
                              New York, NY 10010 USA

Thomas R. Nides               Eleven Madison Avenue               Chief Administrative Officer                  United States
                              New York, NY 10010 USA

                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
John J. Mack                  Eleven Madison Avenue               President, Chief Executive Officer and        United States
                              New York, NY 10010 USA              Board Member

Stephen R. Volk               Eleven Madison Avenue               Board Member                                  United States
                              New York, NY 10010 USA

Adebayo O. Ogunlesi           Eleven Madison Avenue               Managing Director                             Nigeria
                              New York, NY 10010 USA

Brady W. Dougan               Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Carlos Onis                   Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

D. Wilson Ervin               Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

David C. Fisher               Eleven Madison Avenue               Managing Director, Chief Accounting Officer   United States
                              New York, NY 10010 USA              and Controller

David C. O'Leary              Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Gary G. Lynch                 Eleven Madison Avenue               Managing Director and General Counsel         United States
                              New York, NY 10010 USA

Jeffrey H. Salzman            Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
Lewis H. Wirshba              Eleven Madison Avenue               Managing Director and Treasurer               United States
                              New York, NY 10010 USA

Neil Moskowitz                Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Neil Radey                    Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Robert C. O'Brien             Eleven Madison Avenue               Managing Director and Chief Credit Officer    United States
                              New York, NY 10010 USA

Eileen K. Murray              Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
Stephen R. Volk               Eleven Madison Avenue               Managing Director and Board Member            United States
                              New York, NY 10010 USA

Adebayo O. Ogunlesi           Eleven Madison Avenue               Board Member, Managing Director and Head      Nigeria
                              New York, NY 10010 USA              Global Investment Banking

Eileen K. Murray              Eleven Madison Avenue               Board Member and Managing Director            United States
                              New York, NY 10010 USA

Brady W. Dougan               Eleven Madison Avenue               Head of the Securities Division and Board     United States
                              New York, NY 10010 USA              Member

Andrew B. Federbusch          Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Barbara A. Yastine            Eleven Madison Avenue               Board Member                                  United States
                              New York, NY 10010 USA

Brian D. Finn                 Eleven Madison Avenue               President, Chief Executive Officer and        United States
                              New York, NY 10010 USA              Board Member

Jeffrey H. Salzman            Eleven Madison Avenue               Managing Director and Head of Private         United States
                              New York, NY 10010 USA              Client Services/Pershing

Carlos Onis                   Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

D. Wilson Ervin               Eleven Madison Avenue               Head of Strategic Risk Management             United States
                              New York, NY 10010 USA

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
David C. Fisher               Eleven Madison Avenue               Chief Financial and Accounting Officer        United States
                              New York, NY 10010 USA

Gary G. Lynch                 Eleven Madison Avenue               Managing Director and General Counsel         United States
                              New York, NY 10010 USA

Luther L. Terry, Jr.          Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Neil Radey                    Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Neil Moskowitz                Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Lewis H. Wirshba              Eleven Madison Avenue               Treasurer                                     United States
                              New York, NY 10010 USA

Robert C. O'Brien             Eleven Madison Avenue               Chief Credit Officer                          United States
                              New York, NY 10010 USA

                                  SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
John J. Mack                  Eleven Madison Avenue               President, Chief Executive Officer            United States
                              New York, NY 10010 USA              and Member of the Board of Managers

David C. Fisher               Eleven Madison Avenue               Chief Financial Officer and Member            United States
                              New York, NY 10010 USA              of the Board of Managers

Carlos Onis                   Eleven Madison Avenue               Managing Director and Member of               United States
                              New York, NY 10010 USA              the Board of Managers

Brady W. Dougan               Eleven Madison Avenue               Managing Director and Member of               United States
                              New York, NY 10010 USA              the Board of Managers

D. Wilson Ervin               Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Frank J. DeCongelio           Eleven Madison Avenue               Head of Operations                            United States
                              New York, NY 10010 USA

Lewis H. Wirshba              Eleven Madison Avenue               Treasurer                                     United States
                              New York, NY 10010 USA

Robert C. O'Brien             Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
Gary G. Lynch                 Eleven Madison Avenue               Managing Director and General                 United States
                              New York, NY 10010 USA              Counsel

                                  SCHEDULE A-5

           EXECUTIVE OFFICERS AND DIRECTORS OF DLJMB FUNDING II, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJMB Funding II, Inc. The business address of DLJMB Funding II, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
George R. Hornig              Eleven Madison Avenue               Executive Vice President and                  United States
                              New York, NY 10010 USA              Director

Edward A. Poletti             Eleven Madison Avenue               Senior Vice President and Director            United States
                              New York, NY 10010 USA

Lawrence M.v.D. Schloss       Eleven Madison Avenue               President and Director                        United States
                              New York, NY 10010 USA

Raymond M. Disco              Eleven Madison Avenue               Treasurer                                     United States
                              New York, NY 10010 USA

Thomas Prevost                Eleven Madison Avenue               Vice President                                United States
                              New York, NY 10010 USA

                                  SCHEDULE A-6

       EXECUTIVE OFFICERS AND DIRECTORS OF DLJ DIVERSIFIED PARTNERS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Diversified Partners, Inc. The business address of DLJ Diversified Partners, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
George R. Hornig              Eleven Madison Avenue               Director                                      United States
                              New York, NY 10010 USA

Lawrence M.v.D. Schloss       Eleven Madison Avenue               Chairman, Chief Operating Officer             United States
                              New York, NY 10010 USA              and Director

Nicole S. Arnaboldi           Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Thompson Dean                 Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Susan C. Schnabel             Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Raymond M. Disco              Eleven Madison Avenue               Treasurer                                     United States
                              New York, NY 10010 USA

                                  SCHEDULE A-7

        EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING II, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Merchant Banking II, Inc. The business address of DLJ Merchant Banking II, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
Nicole S. Arnaboldi           Eleven Madison Avenue               Director                                      United States
                              New York, NY 10010 USA

Thompson Dean                 Eleven Madison Avenue               Director                                      United States
                              New York, NY 10010 USA

Lawrence M.v.D. Schloss       Eleven Madison Avenue               Chairman and Director                         United States
                              New York, NY 10010 USA

Carlos Garcia                 Eleven Madison Avenue               Managing Director                             United States
                              New York, NY 10010 USA

Raymond M. Disco              Eleven Madison Avenue               Treasurer                                     United States
                              New York, NY 10010 USA

Edward A. Poletti             Eleven Madison Avenue               Senior Vice President                         United States
                              New York, NY 10010 USA

                                  SCHEDULE A-8

         EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                              PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
Brian D. Finn                 Eleven Madison Avenue               Director                                      United States
                              New York, NY 10010 USA

Lawrence M.v.D. Schloss       Eleven Madison Avenue               Chief Executive Officer and                   United States
                              New York, NY 10010 USA              Director

George R. Hornig              Eleven Madison Avenue               Chief Operating Officer                       United States
                              New York, NY 10010 USA

Brady W. Dougan               Eleven Madison Avenue               Managing Director and Member of               United States
                              New York, NY 10010 USA              the Board of Managers

Kenneth J. Lohsen             Eleven Madison Avenue               Controller                                    United States
                              New York, NY 10010 USA

Edward A. Poletti             Eleven Madison Avenue               Chief Financial Officer                       United States
                              New York, NY 10010 USA

Nicole S. Arnaboldi           Eleven Madison Avenue               Chief Operating Officer Funds                 United States
                              New York, NY 10010 USA              Management

                                  SCHEDULE A-9

    EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address                    Title                                         Citizenship
-------------------------     -----------------------------       ----------------------------------------      --------------------
George R. Hornig              Eleven Madison Avenue               President and Director                        United States
                              New York, NY 10010 USA

Joseph F. Huber               Eleven Madison Avenue               Director                                      United States
                              New York, NY 10010 USA

David C. O'Leary              Eleven Madison Avenue               Director                                      United States
                              New York, NY 10010 USA

Raymond M. Disco              Eleven Madison Avenue               Treasurer                                     United States
                              New York, NY 10010 USA

Edward A. Poletti             Eleven Madison Avenue               Senior Vice President                         United States
                              New York, NY 10010 USA

Exhibit 4: Third Amended and Restated Shareholders Agreement, dated December 18, 2003, among Allied, the DLJ Funds, Greenwich Street, Apollo and Blackstone.

Exhibit 5: Second Amended and Restated Registration Rights Agreement, dated December 18, 2003, among Allied, the DLJ Funds, Greenwich Street, Apollo and Blackstone.